UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52028

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIG BROKERAGE, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK   610-617-2812

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER, LLP

(Name – if individual, state last, first, middle name)

733 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)





OATH OR AFFIRMATION

I, ROB RT SAC K, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIG BR OKER AGE, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TR EASUR ER

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
LISA E SPONTAK, Notary Public
Montgomery County
My Commission Expires Dec. 16, 2023
Commission Number 1286050

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIG BROKERAGE, LP
(a limited partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100

EISNERAMPER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SIG Brokerage, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SIG Brokerage, LP (the "Entity") as of December 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 17, 2021

SIG BROKERAGE, LP

Statement of Financial Condition
December 31, 2020

Assets		
Receivable from clearing broker	$	3,766,414
Receivable from affiliates		978,998
Accrued trading receivable		71
Other asset		523
Total assets	$	4,746,006
Liabilities and partners' capital		
Order execution payables	$	869,741
Accrued expenses		36,332
Total liabilities		906,073
Partners' capital		3,839,933
Total liabilities and partners' capital	$	4,746,006

See notes to statement financial condition

SIG BROKERAGE, LP

Notes to Statement of Financial Condition
December 31, 2020

NOTE A – ORGANIZATION

SIG Brokerage, LP (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and its designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity is also a member of the New York Stock Exchange ("NYSE") and the NYSE MKT. As a member, the Entity provides order execution services for affiliated registered broker-dealers on the NYSE and the NYSE MKT. The Entity is owned 99% by SIG Specialists Holdings, Inc. ("SSHI") and 1% by SIG Brokerage, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

The Entity records order execution revenue and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

In accordance with Accounting Standards Update ("ASU") 2014-09, Contracts with Customers, revenue from contracts includes revenue streams earned from affiliates under current agreements. Each time the Entity executes an order from an affiliate it has fulfilled all performance obligations set forth in the agreement, and therefore, recognizes and records the revenue associated with order execution on a trade date basis.

Effective January 1, 2020, the Entity adopted Accounting Standards Codification ("ASC") Topic 326, Financial Instruments-Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Upon adoption of ASC 326, the Entity has determined that there are no expected credit losses using the prescribed CECL model.

Receivable from clearing broker; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at the Entity's clearing broker. The Entity continually monitors the capital adequacy of such organizations to ensure they are in compliance with respect to each of their regulatory mandated capital requirements.

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C – RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations for the Entity are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2020, the amount receivable from clearing broker reflected on the statement of financial condition represents amounts due from this clearing broker.

NOTE D – RELATED PARTY TRANSACTIONS

The Entity executes trades for affiliated broker-dealers for which it receives a fee or owes a rebate, based on liquidity provided. The fee is based on monthly order execution charges, plus a surcharge to cover other costs. As of December 31, 2020, the affiliates owed the Entity $978,998 related to these fees.

SIG BROKERAGE, LP

Notes to Financial Statements
December 31, 2020

NOTE D – RELATED PARTY TRANSACTIONS (CONTINUED)

The Entity is under common control with Susquehanna International Group, LLP ("SIG"). SIG acts as a common payment agent for the Entity and various affiliates for various direct operating expenses. No payable exists related to these direct operating costs at December 31, 2020. SIG may also provide ancillary and administrative services to the Entity and, in such event, such services are provided at no cost to the Entity.

Because of its short-term nature, the fair value of the receivable from affiliates approximates its carrying amount.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE E – INCOME TAXES

No provision for federal income taxes has been made because the Entity is taxed as a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2020, management has determined that there are no material uncertain income tax positions.

NOTE F – NET CAPITAL REQUIREMENT

As a registered broker-dealer and member firm of the NYSE, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the basic method permitted by the rule, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2020, the Entity had net capital of $2,845,412, which exceeded its requirement of $60,405 by $2,785,007.